                                                              OMB APPROVAL
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*



                               Telecorp PCS, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   879300 10 1
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

 Benjamin F. Stephens                              Eric DeJong
 AT&T Wireless Services, Inc.      with a copy to: Perkins Coie LLP
 7277 164th Avenue NE, Building 1                  1201 Third Avenue, 40th Floor
 Redmond, WA 98052                                 Seattle, Washington 98101
 (425) 580-6000                                    (206) 583-8888

--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 9, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
        Section 13d-7(b) for other parties to whom copies are to be sent.

------------

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D
                                (Amendment No. 4)
----------------------                                       -------------------

CUSIP No. 879300 10 1                                         Page 2 of 6 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        AT&T WIRELESS SERVICES, INC.
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                         (b) [X]

--------------------------------------------------------------------------------
    3           SEC USE ONLY                                                 [ ]

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS   (See Instructions) N/A

--------------------------------------------------------------------------------
    5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER
                               47,978,426
    SHARES      ----------------------------------------------------------------

 BENEFICIALLY     8    SHARED VOTING POWER
                               -0-
   OWNED BY     ----------------------------------------------------------------

     EACH         9    SOLE DISPOSITIVE POWER
                               47,978,426
  REPORTING     ----------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
 PERSON WITH     10            -0-
--------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               47,978,426
--------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]
--------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               26.7%
--------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON*
                              CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 2 of 6 Pages

                                  SCHEDULE 13D
                                (Amendment No. 4)
----------------------                                       -------------------

CUSIP No. 879300 10 1                                         Page 3 of 6 Pages
----------------------                                       -------------------

--------------------------------------------------------------------------------
    1           NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                        AT&T WIRELESS PCS, LLC
--------------------------------------------------------------------------------
    2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
    3           SEC USE ONLY                                                [ ]

--------------------------------------------------------------------------------
    4           SOURCE OF FUNDS   (See Instructions) N/A

--------------------------------------------------------------------------------
    5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
    6           CITIZENSHIP OR PLACE OF ORGANIZATION
                        DELAWARE
--------------------------------------------------------------------------------

  NUMBER OF       7    SOLE VOTING POWER
                               47,978,426
    SHARES      ----------------------------------------------------------------

 BENEFICIALLY     8    SHARED VOTING POWER
                               -0-
   OWNED BY     ----------------------------------------------------------------

     EACH         9    SOLE DISPOSITIVE POWER
                               47,978,426
  REPORTING     ----------------------------------------------------------------
                       SHARED DISPOSITIVE POWER
 PERSON WITH     10            -0-
--------------------------------------------------------------------------------
   11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               47,978,426
--------------------------------------------------------------------------------
   12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]
--------------------------------------------------------------------------------
   13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               26.7%
--------------------------------------------------------------------------------
   14        TYPE OF REPORTING PERSON*
                         OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                Page 3 of 6 Pages

        This Amendment No. 4 supplements and amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission by AT&T Corp. ("AT&T"), AT&T Wireless Services, Inc. ("AT&T Wireless") and AT&T Wireless PCS, LLC ("AT&T PCS") on November 13, 2000 (the "Original Filing"). This amendment is being filed to reflect the split-off of AT&T Wireless from AT&T on July 9, 2001, as a result of which AT&T Wireless became an independent, publicly traded company.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)-(b)AT&T Wireless is a corporation organized and existing under the laws of Delaware and has its principal business address at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of AT&T Wireless is to provide wireless communications services.

        On July 9, 2001, AT&T Wireless split-off from AT&T and became a separate public company that owns and operates all of the businesses that constituted the AT&T Wireless Group before the split-off. Prior to July 9, 2001, AT&T Wireless was a wholly owned subsidiary of AT&T.

        (c) The following supplements information contained in Item 2 of the Original Filing and provides information concerning the name, business address and principal occupation or employment of each present director and executive officer of AT&T Wireless (where no business address is given, the address is that of AT&T Wireless's principal business office stated in this Item 2):

(a)     AT&T Wireless  Directors:

----------------------------------------- ----------------------------------------------------
NAME                                      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----------------------------------------- ----------------------------------------------------
John D. Zeglis                            Chairman of the Board and Chief Executive Officer
                                          of AT&T Wireless
----------------------------------------- ----------------------------------------------------
Walter Y. Elisha                          Retired
                                          205 North White St., P. O. Box 70
                                          Fort Mill, SC  29715
----------------------------------------- ----------------------------------------------------
Donald V. Fites                           Retired
                                          Caterpillar Inc.
                                          100 NE Adams Street
                                          Peoria, IL  61629-9210
----------------------------------------- ----------------------------------------------------
Ralph S. Larsen                           Chairman of the Board and Chief Executive Officer
                                          of Johnson & Johnson
                                          One Johnson and Johnson Plaza
                                          New Brunswick, NJ  08933
----------------------------------------- ----------------------------------------------------
John W. Madigan                           Chief Executive Officer of Tribune Company
                                          435 North Michigan Avenue
                                          Chicago, IL  60611-4001
----------------------------------------- ----------------------------------------------------
Nobuharo Ono                              Executive Vice President and Senior Manager,
                                          Mobile Multimedia Division of NTT DoCoMo, Inc.
                                          Sanno Park Tower
                                          2-11-1, Nagato-cho, Chiyoda-ku
                                          Tokyo 100-6150
----------------------------------------- ----------------------------------------------------
Wayne Perry                               Chief Executive Officer
                                          Edge Wireless
                                          11400 SE 6th Street, Suite 100
                                          Bellevue, WA 98004
----------------------------------------- ----------------------------------------------------
A. Barry Rand                             Chairman Emeritus of Avis Group Holdings, Inc.
                                          500 Woodbine Road
                                          Stamford, CT 06903
----------------------------------------- ----------------------------------------------------
Carolyn M. Ticknor                        Retired
----------------------------------------- ----------------------------------------------------


                                Page 4 of 6 Pages

----------------------------------------- ----------------------------------------------------

                                          2150 Bluestem Lane
                                          Boise, ID 83706
----------------------------------------- ----------------------------------------------------
(b) AT&T Wireless Executive Officers:

----------------------------------------- ----------------------------------------------------
NAME                                      PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*
----------------------------------------- ----------------------------------------------------
Michael R. Benson                         Senior Vice President and Chief Information Officer
----------------------------------------- ----------------------------------------------------
Lewis W. Chakrin                          Senior Vice President, Corporate Strategy and
                                          Planning
----------------------------------------- ----------------------------------------------------
Andre Dahan                               President, Mobile Multimedia Services
----------------------------------------- ----------------------------------------------------
Mohan S. Gyani                            President and Chief Executive Officer, AT&T
                                          Mobility Services
----------------------------------------- ----------------------------------------------------
William W. Hague                          Senior Vice President, Business Development
----------------------------------------- ----------------------------------------------------
Robert H. Johnson                         Executive Vice President, National Wireless
                                          Operations
----------------------------------------- ----------------------------------------------------
Michael G. Keith                          President, AT&T Fixed Wireless Services
----------------------------------------- ----------------------------------------------------
Gregory P. Landis                         Senior Vice President, General Counsel and
                                          Corporate Secretary
----------------------------------------- ----------------------------------------------------
D. Jane Marvin                            Senior Vice President, Human Resources
----------------------------------------- ----------------------------------------------------
Joseph McCabe, Jr.                        Executive Vice President and Chief Financial
                                          Officer
----------------------------------------- ----------------------------------------------------
Roderick D. Nelson                        Senior Vice President and Chief Technology Officer
----------------------------------------- ----------------------------------------------------
Philip H. Osman                           Executive Vice President, Mobile Multimedia
                                          Services
----------------------------------------- ----------------------------------------------------
Jordan M. Roderick                        President, AT&T Wireless Services International
----------------------------------------- ----------------------------------------------------
Laurence C. Seifert                       Executive Vice President, AT&T Fixed Wireless
                                          Services
----------------------------------------- ----------------------------------------------------
Gregory L. Slemons                        Senior Vice President, Wireless Network Services
----------------------------------------- ----------------------------------------------------

* The present principal occupation of all executive officers of AT&T Wireless is with AT&T Wireless. The business address of all executive officers is AT&T Wireless Services, Inc., 7277 164th Avenue NE, Building 1, Redmond, WA 98052.



                                Page 5 of 6 Pages

        (d)-(e)During the last five years, none of the Reporting Persons, nor any of the persons listed above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America, except Nobahuru Ono, who is a citizen of Japan.

        (f) Delaware

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Items 5(a) through (e) are hereby amended and supplemented by the addition of the following paragraphs:

        The responses to Items 7 through 13 on the cover page hereof provided for AT&T Wireless and AT&T PCS that relate to the beneficial ownership of the Class A Common Stock of Telecorp PCS, Inc. are incorporated herein by reference.

        (c) Neither AT&T Wireless nor AT&T PCS or any of their directors, executive officers, members or managers, as the case may be, has effected any transactions in the Class A Common Stock of Telecorp PCS, Inc. during the past 60 days.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 31, 2001                     AT&T WIRELESS SERVICES, INC.



                                     By: /S/ BENJAMIN F. STEPHENS
                                             ___________________________________
                                       Name: Benjamin F. Stephens
                                      Title: Assistant Secretary

Date:  July 31, 2001                     AT&T WIRELESS PCS, LLC


                                         By: AT&T Wireless Services, Inc.


                                      By: /S/ BENJAMIN F. STEPHENS
                                            ____________________________________
                                        Name: Benjamin F. Stephens
                                       Title: Assistant Secretary




                                Page 6 of 6 Pages